Filed by Nebula Caravel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nebula Caravel Acquisition Corp.

Commission File No. 001-39774

A Place for Rover, Inc. (d/b/a “Rover”)

Rover Investor Call

Thursday, February 11, 2021

CORPORATE PARTICIPANTS

Brinlea Johnson

Adam Clammer

Aaron Easterly

Tracy Knox

Brandon Van Buren

Investor Presentation Transcript

Brinlea Johnson:

Welcome to the Rover Investor Call. This is Brinlea Johnson of the Blueshirt Group.

Thank you for joining our call today. In this call we’ll be discussing information contained in our press release issued today and available at our website under rover.com “Press, News and Updates”. Before we discuss what we believe is a very exciting announcement and a significant milestone for both Rover and Nebula Caravel, I will make some important disclaimers. Please note that today’s presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement on Form S-4, containing a prospectus/proxy statement/consent solicitation statement, that Caravel will file with the SEC in the future. The stockholders of Caravel are urged to read those filings carefully when they become available because they will contain important information about the proposed transaction. Additionally, during the presentation we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events, and industry and market conditions, as well as forward-looking statements related to the business combination, including the timing, proceeds and benefits of the transaction, as well as statements about Rover, its platform and its market opportunity.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. We strongly encourage you to review the information that Caravel files with the SEC regarding specific risks and uncertainties—in particular, those that are described in the risk factors section of Caravel’s most recent filings.

And with that, I’ll turn the call over to Adam Clammer, Founder of True Wind Capital and CEO of Caravel.

Adam Clammer:

Thank you, Brinlea.

We’re very excited to be partnering with the Rover management team. This opportunity has all the ingredients we look for in a long term investment in a public company.

First, this is a huge market. On the surface, the immediately addressable market is $10 billion dollars, but the true market opportunity is really north of $70 billion as most alternatives today are using neighbors, relatives or friends to care for your pet.

Second, there are really strong tail winds at work in this sector. There’s a secular shift from online to digital. There’s been a massive increase in pet ownership – everybody seems to have adopted a dog during the pandemic – and travel and office work will come back.

Third, Rover is the leading asset in the market by a huge margin and, typically, the winner captures most of the economics in the marketplace model and, as I said, most of their gains are greenfield as opposed to having any strong competitors.

Fourth, this is a terrific management team. They’ve got a great track record of success creating the market leader with way less capital than their historical competitors. They’ve got a lot of public company experience. They’re very driven by their mission and they’re very driven by metrics and, importantly, they’re our partner here and essentially rolling all they have into this transaction.

And finally, we think this valuation is extremely compelling, particularly when compared to other leading marketplace companies in the public markets. With that I’ll hand it over to Aaron Easterly, founder and CEO of Rover.

Aaron Easterly:

Thank you for the kind introduction, Adam. A good place to start with understanding Rover’s business is with our mission. At Rover, we believe in the unconditional love of pets. And Rover exists so that everyone can experience this in their lives.

One of the primary impediments to people adopting animals and one of the reasons people surrender their pets is due to concerns over the logistics of care. I work long hours. I live in an urban area. I don’t have a yard.

At Rover, we believe we can make pet ownership simple, affordable, easy — we can move the needle on pet ownership more broadly and maybe move the needle on human happiness and in doing so, also increase the size of our addressable market.

Sort of a quick snapshot of what Rover has accomplished to date. Rover has grown fast since its inception. In 2020, we were on pace to do well over half a billion in sales until COVID hit. We’ll talk more about COVID and its impact on our business a little bit later.

But despite that, we’ve had over 2 million household booked services on the demand side of the platform. We’ve had over half a million providers paid out on the supply side of the platform. The cutoff for economics for Rover are really compelling. We generally get earn-back in one to two quarters. During the COVID period, we had nearly instantaneous earn-back. And we were operating most of the summer with an earn-back of two weeks on just paid marketing.

Overall, the business is dominated by repeats. We have loyal customers that come back on an ongoing basis. But perhaps the most interesting aspect of the business is the vast majority of the business is category expansion. We do steal share from kennels, boarding facilities, doggy daycares, but most of our customers are common people that, prior to Rover, were using their neighbor, using their mother-in-law, using their friend for pet care when they left town.

At its most basic level, Rover is just an app. We make it easy for a pet owner to pull up a list of animal lovers in their neighborhood that’ll provide daycare, overnight sitting, dog walking when they’re either leaving town on vacation or they go into work.

The unique thing about Rover is not just the features and functionality people have grown to expect from all the marketplace businesses. For example, we have over three and a half million reviews. We have 24/7 customer support. We provide the Rover Guarantee, which serves as a financial backstop if anything were to happen during a stay that requires a trip to the vet. We’re involved in providing tools that facilitate care.

But it’s none of those things – what makes Rover unique is the fact that we allow customization of pet care, en masse. If you need to find someone who doesn’t have other animals in their home because your dog is scared of other animals, you can use Rover to find them. If you want to find someone who allows the animals to sleep in the bed at night because that’s what your animal is used to, you can find that.

If you want to find someone who’s home full-time and can take your dog to a dog park during the day, you can find that. If you want to find someone that has another animal the same size because your dog needs to play with other animals, you can find that.

So, Rover, we facilitate mass customization of pet care because every animal, just like their owners, are unique.

Going one layer deeper, Rover has five core services and we have a sixth service in beta. The businesses launched nationwide in 2012 with the launch of our overnight services. And there were two variants of that — boarding, which is I take my animal to someone else’s home and I leave town on a trip, and house-sitting, which is someone comes to my house and cares for my animals when I’m on a trip.

In November of 2015, we launched our daytime services, which was doggy daycare, dog walking and drop-in visits. Drop-in visits can sometimes be used as a substitute for dog walking. So, for example, I have an elderly dog that needs a daytime potty break but doesn’t need a long walk. Or it can be used as a substitute for house-sitting. I want someone to come to my home and care for my animals when I’m gone. I don’t want them staying in my house. I just want them to come by once or twice a day.

We also have a sixth offering, grooming, which is in a beta test in four select markets and we expect to roll that out nationwide later this year.

Overall, the business is roughly two-thirds overnight and about one-third daytime services. That varies a little bit based on the seasonality in the business because travel is seasonal, but we expect that ratio to roughly hold true going forward.

Rover is a marketplace, so we bring together pet parents that want high-quality care, they want to choose the level of care that meets their budget and their lifestyle, so a variety of price points is important. They want to have visibility into the care that’s being provided.

So, one of the challenges with the pet services market is inherently services delivered in the absence of the person paying for them. So, if you go to a dinner you know whether or not you like the food at a restaurant, if you stay in a hotel you probably know whether or not you find the bed comfortable. But with pet services, the person paying for it is not there when the services are delivered and the entity receiving the services, in this case, an animal, can’t speak.

So, one of the things that pet owners want is visibility so that they can have confidence that their animal is happy, well cared for, that the care instructions are being followed when they’re gone. Rover enables that via photos, videos, GPS tracking, we let people know when dog walkers enter and exit the home, how long the walk was, whether or not the dog ate, went to the restroom, all of that is really important to provide you urge of confidence.

On supply side of the market, pet care providers are generally animal lovers first and foremost. They would love to have more animals in their lives, if they can make meaningful earnings given a certain amount of effort, they would love to do that, but primarily Rover’s a way for them to interact more with the animals that they care about.

Most of these animal lovers would never think about launching their own business, and taking the time to figure out insurance, billing, launching an app, or launching a website, particularly for something that they may only do part-time. So, Rover reduces the barriers to entry for animal lovers, it allows them to make material income without having to create the fixed costs typically attached to launching a business.

We bring those two constituencies together and the results are phenomenal. Ninety-seven percent of reviewed stays are rated as five stars and repeat usage is phenomenal and has generally been improving over time.

Before jumping into how we operate the business, it’s useful to talk a little bit about the pet industry. In the U.S. about two-thirds of households have pets and that percentage has been increasing over time. Initial 20 percent of households have previously had — had and may have a pet again in the future. Over 40 percent of households in the U.S. own a dog.

Over 90 percent of pet-owning households consider their pets part of the family. They don’t just view their animals as companion animals or property, specifically, they view them as part of the family. But perhaps the most interesting statistic for me is that when Rover surveyed dog owners and asked, do you consider yourself an owner or a parent? Seventy-six percent answered a parent.

So, it’s not just a family relationship, for many Americans, it’s increasingly a parent-child relationship. And with that parent-child relationship, you see a trend towards humanization and premiumization within the pet industry. Spend for pets is going up so during most of the last decade pet — net pet ownership increased about 2 percent a year, spend increased about 7 percent a year.

So, the spend per pet is going up and the pet share of wallet is growing. In the U.S., a shockingly large percentage of pet owners actually would prioritize their pet’s medical needs over their own, which is again unique to a parent-child relationship. And with this becomes an increasing desire to not just have pets taken care of on the service side, but actually well cared for.

So, you see an increase spend in pet services as well. It’s no longer enough just to know that your animal is going to be fed while you’re out of town, you want to know that your animal is going to be loved while you’re out of town. That they’re not going to be bored, that they’re going to have fun.

The pet industry overall is recession resilient. During the great recession, most industries went backwards, the pet industry was one of the few industries that continued to grow. So, even in times of economic angst and belt-tightening, people don’t skimp on their pets. More generally if you take a look at the pet industry, there’s about $200 billion spent globally on pets.

Just a little bit under half of that is spent in the U.S., about $95 billion. Out of that $95 billion, about $9 billion is spent on the services that Rover currently offers to a largely non-veterinary pet services. That $9 billion is an interesting number and we’re excited to compete for that $9 billion of spend. But perhaps the more interesting statistic is that $9 billion exists in the U.S. despite very little penetration within the target audience.

Most pet owners buy their pet’s pet food. There’s a small fraction that cook for their animals but about 98 percent buy their animal’s pet food. About 98 percent or about 90 percent buy treats and toys and about 85 percent take their pets to the vet. However, only 10 percent of pet owners pay for commercial services when they leave town on a trip. Ninety percent resort to friends, family, neighbors or sometimes take their pets with them on trips.

You can do the math and say well how big can just non-veterinary pet services be if it had higher penetration or utilization. In the U.S., we estimate that our existing services should be about an $80 billion opportunity when you factor in how many nights a year pet owners spend away from home and what would be a reasonable value per night of pet care.

If you factor in the growth of pet ownership and the growth of the spend per pet, we believe that by 2030 just the services Rover competes in right now just in the U.S., should be $113 billion opportunity.

One of the questions we often get is well that makes sense, we understand that there is pet ownership and people leave town but what gives you confidence that you can actually address that theoretical need? That the addressable market really is a multiple higher than the existing commercial market of $9 billion for non-veterinary pet services in the U.S.

We feel confident that we can expand the size of the market because that’s been Rover’s business from day one. On the demand side of the marketplace, about two-thirds of our customers are coming from people that had previously relied on friends, family and neighbors prior to finding Rover. We do steal share from commercial kennels, we take share from vets that offer boarding services, we may steal share from local dog walkers or local boutiques. But the vast majority of the business is currently and has always been coming from people who have previously relied on the shadow market; friends, family, neighbors and maybe engage in a quid pro quo transaction with them.

Where if you watch my dog, I’ll watch yours when you leave town next. Or I’ll buy you a bottle of wine or I’ll take you out to dinner. So, Rover is addressing that segment and professionalizing the desire to have an in-home experience for your animal.

On the supply side, the contrast is even more stark, 98 percent of the service providers on Rover were not offering commercial services prior to Rover. So, the vast majority of our providers are people who are building their entire business on Rover’s platform.

COVID hit our business materially. The use cases for Rover are largely built around “what do you do with your animal when you go into work?” Or “what do you do with your animal when you leave town on vacation?” And obviously, in a global pandemic a lot of people weren’t going on vacation, weren’t going into work.

Our business took a substantial hit in the initial wave of lockdown and we had to make some very difficult decisions. We reduced our fixed cost structure and variable expenses dramatically. And we are now primed to see a rebound in the business as life starts to return to normal.

With the visibility and two-vaccine rollout, third party analysts are increasing their estimates for the travel industry, which will drive a recovery in our business.

Additionally, during COVID people took advantage of the time of being in their home to actually adopt pets at near record levels. The rate of pet adoption in the U.S. quadrupled versus the year prior due to COVID.

So, while the travel market will recover and we suspect that there may be pent up travel demand, we also have seen a wave of new pet owners. And, if you think about the type of pet owner that waits until a pandemic to adopt an animal, it’s highly likely that those are the type of people that were concerned around not being home enough and that’s the reason that they didn’t already have an animal. So, we think this new wave of pet owners will likely be predisposed to using Rover Services.

More generally though, the competitive dynamic that exist are fragmented. As alluded to earlier, most of the market is tied up into friends, family and neighbor segment and there are local boutiques, there are pet care chains, there are franchises business, there are sole proprietor businesses.

Sometimes, you may find those businesses on a Craigslist, Nextdoor or Yelp. But again, the vast majority of the market is in the friends, family and neighbor segment, and it’s incredibly fragmented. So, the commercial options that do exist tend to not have much scale, and the online penetration of those solutions is very limited.

It’s virtually impossible to book care directly via an app or online. And, more often than not, there’ll be a number you can call. There’ll be a lead generation form you can figure out, but most of these businesses are not native — digital natives.

And more generally in the pet care industry, there are few pet care specialists operate at any level of scale who are primarily digital. If you look more broadly at the number of pet companies that are digital first, there’s few. There’s Rover, there’s Chewy, there’s Amazon, as largely the company that have direct ongoing digital transactions with seven-figure level look households.

We think that puts us in a great opportunity not to just to continue to grow and expand our relationship with our customers, but also to launch new businesses overtime as we have a direct digital relationship with a large number of pet-owning households.

Rover’s technology platform helps people find care providers, but it wasn’t designed just to help people find care providers. Our goal from the beginning was to build a platform that also facilitated care delivery. We do this by providing 24/7 support, a potential consultation with vets or vet techs.

We provide technology that allows for in-app messaging, photo sharing, mapping. We make it easy for payments. The Rover guaranteed backstops they use that are booked through Rover.

And we also use technology and data to identify which care providers are not only providing excellent service but are continuing to transact through the platform. And we give those care providers that are both incredibly good at what they do and keep business going through the platform advantage in our marketplace, and we send them more future business.

And the results show. Rover is not just about helping you find someone, the vast majority of our revenue is due to repeat transactions. We’ll talk more about the pet owner cohorts in a minute, but on the supply side, you see a very high level of revenue retention.

If you look at the suppliers who’ve been on Rover for two years, we see 90 percent plus revenue retention from year one to year two for those suppliers that have three or more bookings in their first year.

Rover’s business overall is about data and the usage of data, and this data asset is one of the primary customer advantages we have and it drives powerful network effects. At a high level, the way to think about is as bookings go up in Rover, we collect a lot more data. As we collect more data, our technology gets smarter. We understand who the better providers are, we understand people’s tradeoff between distance and convenience and price points, and we can make better matches. And we show a list of providers that are more appropriate for subsequent prospects to Rover.

As the matches get better, the bookings go up, and this creates a virtuous cycle that continues overtime. This happens in three distinct manners. The first is if we do a better job of showing you sitters or dog walkers that you want to use, then you’re a new prospect to Rover, you’re more likely to convert into becoming a customer.

So, as our matching — as our matching gets better, our new bookings go up and our marketing gets more cost effective. If your first booking on Rover is more likely to be phenomenal and with the provider that you love, you’re also more likely to come back.

So, as we collect more data and as our matching gets better, we also see repeat transactions go up on a per customer basis and as a share of the total. As more people are using Rover again and again, we also see that this dynamic then results in our brand growing and our word of mouth going up.

So many businesses on the consumer side become more dependent upon paid marketing as they scale. But with Rover, we’ve seen that our percent of customer acquisition coming from word of mouth has actually increased, not just from an absolute level, but actually as a percentage of our customer acquisition overtime as our repeat usage has gone up and more of those customers associate the experience with Rover and not necessarily a specific service provider.

To drive those points home, the black line on this chart represents marketing dollars spent as a percentage of sales. And you see how that percentage has plummeted over time as we have more business in the repeat side of the business and as our marketing is more cost effective because we do a better job of converting process.

The blue and the green lines speak to what percent of our new customer acquisition is from word of mouth. In our top 10 markets, over 50 percent of customers acquired are from word of mouth. Someone referred them to Rover. In our most mature market, Seattle, the number is closer to 60 percent.

So, this dynamic of our word of mouth acquisition increasing as we scale is pretty consistent, and you see it in our top market but you also see it in all other markets. The blue line represents the same statistic for all other markets outside our top 10, and you see that the general trend is nearly identical. Just the markets are less mature or a couple years behind on this dynamic than our top markets.

Going a little bit deeper into our repeat usage on the demand side of the platform. This chart looks at our customer cohorts of customers acquired in January of this year. The Y axis is the average number of bookings per customer acquired, and this includes all the one-and-dones, everyone who may not come back.

A couple things to note. The first is that the average booking per customer acquired has tended to go up over time and fairly dramatically. Again, our earn back on marketing is generally one to two quarters, but there are some other interesting dynamics to note.

The next is the shape of these curves. You can see that these curves have some level of curvature in the first 12 to 18 months, but after that they’ve largely turned almost linear. So the way to think about this from an economic perspective is that although Rover is a transactional business in some ways the business operates almost as if it’s a consumer subscription with no additional churn after 12 months, and in fact you see that in the revenue retention cohorts.

So, the churn on the bottom right looks at what percent of year one’s revenue did we retain for a cohort in subsequent years. We can say the first transaction to be year zero, and you see that there is some drop-off between year one and year two in the cohort, but after year two every subsequent year is basically the same percentage of year one.

So, when we talk about the lifetime value of a customer to Rover, it’s a little bit hard to define because we’ve been in the business almost 10 years and we generally don’t see cohorts flat line. So, any discussion of lifetime value is really a discussion of what year we’re choosing to arbitrarily cut off the data.

This chart generally normalizes for COVID, but we did show the COVID impact on the 2020 cohort. A couple things to know. The first is that even during the pandemic, we saw that people continued to come back and use Rover. Even the pandemic cohort didn’t flat line. The second thing to note is our 2020 cohort was on a trajectory to be our best ever before COVID hit.

One of the questions we sometimes get related to our usage is while of the improvement in lifetime value, of the improvement in usage over time, how much of that is driven by better retention of customers versus just selling more services to those that you do retain?

And(in terms of that, you can split that apart. The chart on the left looks at what percent of our customers come back and rebook with us within X months of their first booking. Early in Rover’s history, we’d get about 40 percent of the cohort coming back and rebooking with us within a year and maybe that would cap out at 52, 53 percent over time. Now we get close to 60 percent to 65 percent of the cohort rebooking with us within 12 months, and that may go up to 72, 73, 74 percent over time.

So, we are clearly retaining a larger share of customers who try Rover. It’s not just that we’re retaining more customers, those that do come back come back more frequently.

The chart on the right looks at the average cumulative bookings just for those customers who have a second booking. And you see a similar dynamic, that the customers that come back are not just coming back at a higher rate, but they’re coming back more and more frequently. Such that we’re seeing gains in usage even just within the customers that we retain.

You notice a large jump between 2015 and 2016. 2015, again was the year that we rolled out our daytime services. So, with daytime services, we gave more reasons for people to come back and book with us more frequently, as well as some of those services may naturally have a higher frequency, such as dog walking. The net-effect of our daytime services, were the lifetime value went up.

It’s also worth noting that during this period our weighted average take rate, so what percent of the dollars flowing through Rover that we keep has been increasing. So, the usage gains have happened at a time when the percent of dollars we’re keeping has also gone up, which is a fairly unique dynamic.

We are excited about our business, because of the shadow market dynamic where most people are using friends, families, neighbors, we believe that is a greenfield in terms of our ability to expand and grow within just our existing markets, utilizing just our existing services. We think we can grow indefinitely and at a healthy clip doing nothing different than what we’re doing today.

However, because the pet industry is relatively behind digitally, and because we have such a unique position within the service segment of the pet industry, we also think that there’s an opportunity to expand by adding new services over time, increasing our support for other pet types, growing our geographic footprint, considering even from non-service offerings, and potentially strategic partnerships as well.

With that let me turn it over to Tracy Knox, our CFO.

Tracy Knox:

Thanks, Aaron. I have just a couple of slides that I’ll go over that will cover our historical financial performance, our trajectory, and our projections — our longer-term projections. But before I do, I just want to touch a little bit on what Aaron had talked about in terms of the impact to our business from COVID, and some of the decisions that we made.

So, heading into 2020, we’ve delivered strong growth over the last couple of years, actually in January and February, we were surpassing our plan. Then in mid-March, when the world went into lockdown, we saw a very dramatic impact on our business.

And at that time what we didn’t know is how long the pandemic was going to last but what we did know was that we needed to make sure we had enough cash to get through the other side of this. And so, we made some decisions quickly and to dramatically decrease our cost structure.

The first thing we did was we eliminated all variable marketing spend, the second thing was we made the very hard decision to lay off half of our 500 employees. We then turned our attention to every other line item in our P&L. And ultimately, we were able to drive out almost 50 percent of the operating expenses of the business. And much of that is going to be enduring going forward.

As a matter of fact, in the third quarter, we’re almost profitable from a EBITDA perspective and that was despite the fact that our revenue was down 50 percent year-over-year.

So, with that as a backdrop, if you look at our historical bookings, you can see the patterns that I just laid out. Strong growth headed into 2020, you can clearly see the impact on 2020 on our — of the COVID impact on our business. And then you see the business start to recover in ’21 and ’22.

For 2021, we are projecting that that will be on par with 2019, slightly behind the actual bookings that we delivered, but ’21 will be a tale of two halves. The first half we’re still going to see an impact on our business from the COVID pandemic, and then the second half, as the vaccine rolls out more fully, we expect to start investing again into the recovery. So, investing back into our marketing initiatives, and investing back into product and technology investments as well. Additionally, we expect our customer-cohort behavior to start to normalize as we exit ’21 and into 2022.

If you look in the bottom left at the revenue chart, you can see that revenue looks outsized for ’21 and ’22 at over 100 percent growth. But that is simply due to lapping the pandemic period. So, in ’21, we’ll be lapping the pandemic impact from March through December of ’20. And in ’22, we’ll be lapping the pandemic period of January through mid-summer of ’21.

If you look at this on a more normalized CAGR over that — over the last few years, it’s at about 30 percent. From an adjusted EBITDA perspective, you can see the progress that we’ve made in the business as we’ve scaled over the last couple of years.

2020 is the tale of two halves there as well because for the first half we had the COVID pandemic and the changes that we made for our cost structure.

Again, in the third quarter, we were almost EBITDA profitable. And then in ’21, you can start to really see the impact of the cost structure, changes that we made, along with scaling the business back up. We expect that we will be profitable on an adjusted EBITDA basis in the back half of the year and we’ll sustain positive adjusted EBITDA going forward.

Longer term, we expect EBITDA margins above 30 percent and we have line of sight on how to get there. So, if you pair the longer term revenue growth targets of 20 to 25 percent with adjusted EBITDA margins comfortably above 30 percent, you can see that we will be well above the rule of 40 and actually probably the rule of 55 here.

So, we’ve gotten the question why it’s back and why it’s back now. We’re clearly the market leader in this place and are going to have really strong secular tailwinds coming out of this pandemic. But we’ve been very conservative from a marketing and investment perspective and we believe that adding cash to the balance sheet now will allow us to invest into the recovery rather than lagging the recovery. We feel like if we’re not making that investment now, we’ll be leaving enterprise value on the table.

And so then why a SPAC versus more traditional IPO or normal way IPO. As we’ve laid out, our business is unique in that we have near term COVID headwinds but really strong secular tailwinds. We feel it’s important to be able to tell the story of that contrast and provide better projections and (cut) a look into the customer cohort behavior that wouldn’t otherwise be available through a traditional regular way IPO.

With that, I will turn the call over to Brandon to walk through the transaction.

Brandon Van Buren:

Thanks Tracy. Before I begin, I’d like to give a quick background on True Wind Capital. True Wind is a technology focused investment firm with a long track record within the industry across both growth equity and private equity, investing in over 30 platform transactions with over $75 billion in total transaction value.

Nebula Caravel is our second SPAC business combination, with our first issuance partnering with Open Lending in the summer of 2020 under the ticker LPRO.

Turning to the transaction overview:

We have priced this deal at $1.36 billion enterprise value, representing 6.7 times 2022 revenue. When adjusting for the structural, long-term EBITDA margin for the business, this would imply an EBITDA multiple of 22.4 times, which will believe is a compelling discount relative to both the business quality and its peer set.

A few other transaction highlights to note:

The vast majority of the equity raise will be primary capital to invest in future growth.

Two, True Wind has restructured 100% of its promoted shares in the form of earnout at 12 dollars, 14 dollars, and 16 dollars per share to limit day one friction and reduce purchase price for all public investors.

Three, True Wind, through its private equity firm, has committed to backstop 50 million of potential redemptions, if any, to increase the certainty of proceeds to the company and provide increased certainty to public that this deal will close.

Moving on to valuation:

The comparable set here is fairly straightforward, focusing on leading consumer marketplaces with take-rate business models and deep competitive moats driven by proprietary data assets and reinforcing, defensible network effects.

Focusing on individual comparables, there is a tight set of peers that, from our view, meets the criteria. The two comps in particular to highlight are Etsy and Airbnb.

Etsy is a differentiated marketplace with a unique supply akin to our own unique, fragmented supply that Aaron described.

Airbnb is another differentiated marketplace with a defensible moat and also, rumor has it, same COVID-related travel dynamics with near-term headwinds followed by long-term COVID tailwinds.

Regardless on whether you focus on a revenue multiple or an EBITDA multiple adjusted for long-term margin profile, you can see that Rover’s entry valuation is at a compelling discount to the peer set.

With that, I’ll hand it back over to Aaron for closing remarks.

Aaron Easterly:

Thank you all for joining us today – we are really excited about Rover and our future as a public company. We are capitalizing on a massive market opportunity and truly believe that everyone deserves to experience the unconditional love of pets – and we are here to make that possible. Please feel free to reach out if you have any questions and we look forward to keeping you updated on our progress. Thanks again.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Caravel’s and Rover’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of Caravel’s Form S-1 titled “Risk Factors” which was filed with the SEC on December 9, 2020. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on Caravel’s or Rover’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Caravel nor Rover is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Caravel has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in Caravel’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of Caravel or Rover are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to Rover’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the number of redemption requests made by Caravel’s public stockholders, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of Caravel to certain institutional accredited investors, the risk that the announcement and consummation of the transactions disrupts Rover’s current plans and operations, costs related to the transactions, the outcome of any legal proceedings that may be instituted against Caravel, Rover, the combined company or any of their respective directors or officers, following the announcement of the transactions, the ability of Caravel’s or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of Caravel filed, or to be filed, with SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in Caravel’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and Caravel’s proxy statement/prospectus/information statement when available. Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Caravel’s and Rover’s control. While all projections are necessarily speculative, Caravel and Rover believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Caravel and Rover, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Caravel and is not intended to form the basis of an investment decision in Caravel. All subsequent written and oral forward-looking statements concerning Caravel and Rover, the proposed transaction or other matters and attributable to Caravel and Rover or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger involving Nebula Caravel Acquisition Corporation “Caravel”) and A Place for Rover, Inc. (“Rover”). Caravel intends to file a Registration Statement on Form S-4 with the SEC, which will include a proxy statement and prospectus of Caravel and an information statement of Rover, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/information statement will also be sent to the stockholders of Caravel and Rover, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Caravel and Rover are urged to carefully read the entire registration statement and proxy statement/prospectus/information statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Caravel with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SPAC may be obtained free of charge from Caravel at https://www.truewindcapital.com/.

Caravel, Rover and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Caravel, in favor of the approval of the merger. Information regarding SPAC’s directors and executive officers is contained in the section of Caravel’s Form S-1 titled “Management,” which was filed with the SEC on dated November 20, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus/information statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.